

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

April 9, 2010

Bruce Harmon
Chief Financial Officer
Winwheel Bullion, Inc.
4695 MacArthur Court, 11th Floor
Newport Beach, California 92660

> **RE:** **Winwheel Bullion, Inc.**
> **Form 10-K for the Year Ended March 31, 2009**
> **Forms 10-Q for the Periods Ended June 30, 2009,**
> **September 30, 2009 and December 31, 2009**
> **File No. 0-52677**

Dear Mr. Harmon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief